UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.__)*

Compugen Ltd.
(Name of Issuer)

Ordinary Shares, par value NIS 0.01
(Title of Class of Securities)

M25722105
(CUSIP Number)

November 10, 2021
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed.

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. M25722105

1	NAMES OF REPORTING PERSONS
BRISTOL-MYERS SQUIBB COMPANY

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware, U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
4,757,058

	6	SHARED VOTING POWER
-0-

	7	SOLE DISPOSITIVE POWER
4,757,058

	8	SHARED DISPOSITIVE POWER
-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,757,058

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.5%(1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1) The percentage ownership interest is determined based on 86,352,242 Ordinary Shares of the Issuer which were outstanding as of November 16, 2021, as disclosed to the Reporting Person by the Issuer on November 18, 2021.

Item 1(a).	Name of Issuer:

Compugen Ltd. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

26 Harokmim Street
Holon 8558549
ISRAEL

Item 2(a).	Name of Person Filing:

Bristol-Myers Squibb Company (the “Reporting Person”)

Item 2(b).	Address of Principal Business Office or, if none, Residence:

430 East 29th Street
New York, NY 10016

Item 2(c).	Citizenship:

Delaware, U.S.A.

Item 2(d).	Title of Class of Securities:

Ordinary Shares, par value NIS 0.01 (“Ordinary Shares”)

Item 2(e).	CUSIP Number:

M25722105

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Exchange Act.

(b)	☐	Bank as defined in section 3(a)(6) of the Exchange Act.

(c)	☐	Insurance company as defined in section 3(a)(19) of the Exchange Act.

(d)	☐	Investment company registered under section 8 of the Investment Company Act.

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G). (check the box)

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act.

(j)	☐	A non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J).

(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

Not applicable.

Item 4.	Ownership.

(a)	Amount beneficially owned:

4,757,058

(b)
Percent of class: the Reporting Person has beneficial ownership of 5.5% of the total number of Ordinary Shares outstanding, which percentage was calculated based on 86,352,242 Ordinary Shares which were outstanding as of November 16, 2021, as disclosed to the Reporting Person by the Issuer on November 18, 2021.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

4,757,058 Ordinary Shares

(ii)	Shared power to vote or to direct the vote:

-0-

(iii)	Sole power to dispose or to direct the disposition of:

4,757,058 Ordinary Shares

(iv)	Shared power to dispose or to direct the disposition of:

-0-

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 19, 2021	BRISTOL-MYERS SQUIBB COMPANY

/s/ Kimberly M. Jablonski
	Name:	Kimberly M. Jablonski
	Title:	Corporate Secretary